# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kennedy-Wilson Holdings, Inc., CIK 0001408100
CUSIP: 489398107
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 151 S El Camino Drive, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 06/16/2026
Amends the filing with accession number 0001104659-22-115972
Filed by CIK 0000915191
Persons authorized to receive notices and communications: Peter Clarke, President, COO, Fairfax Financial Holdings Limited, 95 Wellington Street West, Suite 800, Toronto, Ontario, Ontario Canada (A6), M5J 2N7, (416) 367-4941; Sean J. Skiffington, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario, Ontario Canada (A6), M5L 1E8, (416) 360-8484; Ryan E. Robski, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario, Ontario Canada (A6), M5L 1E8, (416) 360-8484

## Reporting persons
- V. PREM WATSA: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THE SECOND 810 HOLDCO LTD: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FAIRFAX FINANCIAL HOLDINGS LIMITED (CIK 0000915191): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FFHL GROUP LTD. (CIK 0001275984): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FAIRFAX (US) INC (CIK 0001275996): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ODYSSEY REINSURANCE CO (CIK 0001243947): type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEWLINE HOLDINGS UK LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEWLINE CORPORATE NAME LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CRUM & FORSTER HOLDINGS CORP. (CIK 0001168338): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- UNITED STATES FIRE INSURANCE CO (CIK 0000101618): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THE NORTH RIVER INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TIG INSURANCE CO (CIK 0001276413): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RESOLUTION GROUP REINSURANCE (BARBADOS) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ZENITH NATIONAL INSURANCE CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ZENITH INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NORTHBRIDGE FINANCIAL CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FAIRFAX (BARBADOS) INTERNATIONAL CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WENTWORTH INSURANCE COMPANY LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FAIRFAX UK HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BRIT GROUP HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BRIT INSURANCE HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BRIT SYNDICATES LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BRIT REINSURANCE (BERMUDA) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALLIED WORLD ASSURANCE COMPANY (EUROPE) DAC: type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CRC REINSURANCE LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Kennedy-Wilson Holdings, Inc.
Address of issuer's principal executive offices: 151 S El Camino Drive, Beverly Hills, California (CA), 90212
Comment:
Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on December 8, 2023 (as amended and supplemented prior to the date hereof, the "Existing Schedule 13D" and, as amended and supplemented by this Amendment No. 7, the "Schedule 13D"). The class of securities to which this statement relates is the Common Stock, $0.0001 par value ("Shares"), of Kennedy-Wilson Holdings, Inc. ("Kennedy-Wilson"). The address of the principal executive offices of Kennedy-Wilson is 151 S El Camino Drive, Beverly Hills, CA 90212.

The following amendments to Items 4, 6 and 7 of the Existing Schedule 13D are hereby made:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Existing Schedule 13D is hereby supplemented and amended to add the following information:

On June 16, 2026, the Reporting Persons and Kennedy-Wilson completed the transactions contemplated by the Merger Agreement, dated as of February 16, 2026, by and among Kennedy-Wilson, Parent and Merger Sub. Pursuant to the Merger Agreement, on June 16, 2026, Merger Sub merged with and into Kennedy-Wilson, with Kennedy-Wilson continuing as the Surviving Corporation.

At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than cancelled Shares, Rollover Shares and Shares held by stockholders who validly demanded appraisal rights) was converted into the right to receive $10.90 in cash per share, without interest. In addition, prior to or at the Effective Time, the Warrants held by the Reporting Persons were cancelled for no consideration. Upon effectiveness of the Form 25 filed with the SEC by Kennedy-Wilson to effect the delisting of the Shares from the New York Stock Exchange and the deregistration of such Shares under Section 12(b) of the Exchange Act, Kennedy-Wilson intends to file a Form 15 with the SEC, requesting the termination of registration of the Shares and the suspension of Kennedy-Wilson's reporting obligations under Sections 13 and 15(d) of the Exchange Act. This Amendment No. 7 constitutes an exit filing of the Reporting Persons in respect of the Shares previously reported as beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Existing Schedule 13D is hereby further supplemented and amended to add the information contained in Item 4 of this Amendment No. 7, which is incorporated by reference to this Item 6 as if set forth in its entirety herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Existing Schedule 13D is hereby amended and supplemented by the addition of the following Exhibits:

Ex. 99.44: Joint Filing Agreement by and among the Reporting Persons, dated June 16, 2026.

Ex. 99.45: Power of Attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020).

Ex. 99.46: Power of Attorney, dated April 27, 2021 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on June 14, 2021).

Ex. 99.47: Power of Attorney, dated June 21, 2023 (incorporated by reference to Exhibit 99.18 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on November 15, 2023).

Ex. 99.48: Press Release, dated June 16, 2026 (incorporated by reference to Exhibit 99.1 to Kennedy-Wilson's Current Report on Form 8-K, filed with the SEC on June 16, 2026).

## Signatures
- V. PREM WATSA: /s/ V. Prem Watsa, V. Prem Watsa (06/16/2026)
- THE SECOND 810 HOLDCO LTD: /s/ V. Prem Watsa, V. Prem Watsa, Director (06/16/2026)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (06/16/2026)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa, President (06/16/2026)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke, President and Chief Operating Officer (06/16/2026)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (06/16/2026)
- FAIRFAX (US) INC: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ODYSSEY REINSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- NEWLINE HOLDINGS UK LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- NEWLINE CORPORATE NAME LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- UNITED STATES FIRE INSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- THE NORTH RIVER INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- TIG INSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- RESOLUTION GROUP REINSURANCE (BARBADOS) LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ZENITH NATIONAL INSURANCE CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ZENITH INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- NORTHBRIDGE FINANCIAL CORPORATION: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- FAIRFAX (BARBADOS) INTERNATIONAL CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- WENTWORTH INSURANCE COMPANY LTD.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- FAIRFAX UK HOLDINGS LIMITED: /s/ Michael Wallace, Michael Wallace, Director (06/16/2026)
- BRIT GROUP HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (06/16/2026)
- BRIT INSURANCE HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (06/16/2026)
- BRIT SYNDICATES LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (06/16/2026)
- BRIT REINSURANCE (BERMUDA) LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (06/16/2026)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- ALLIED WORLD ASSURANCE COMPANY (EUROPE) DAC: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
- CRC REINSURANCE LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (06/16/2026)
Comment: Attorney-in-Fact signing pursuant to powers of attorney referenced in Exhibits 99.45, 99.46 and 99.47.